LianSheng Group Inc

3700 Corliss Ave N

Seattle WA 98103

VIA EDGAR

April 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Re:	LianSheng Group Inc (the “Company”) Form 1-A: Request for Qualification File No. 024-12584

Dear Mr. Robert Arzonetti,

We, LianSheng Group Inc (the “Company”), have filed the above-referenced Offering Statement on Form 1-A on March 11, 2025. We hereby request the above-referenced Offering Statement on Form 1-A (“Offering Statement”) to be declared qualified by the Securities and Exchange Commission, effective at 4:00 PM Eastern Time on Thursday, April 3, 2025, or as soon as practicable thereafter. We appreciate your prompt attention to this matter. Please notify me (Tel: 917 985 7989) if you need anything further.

Sincerely,

/s/ Mo Xiaocheng

Mo Xiaocheng

Director and President